d·local

Earnings Presentation

2Q26

This presentation may contain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit and operating profit. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Starting in 2026, we provide guidance in respect of Operating Profit, which management believes is useful as a measure to compare our operating results to the operations of other companies in our industry, and to assess our operating performance independently of our capital structure, tax position, and non-cash depreciation and amortization charges.







Pedro Arnt

Chief Executive Officer

Guillermo Lopez Perez

Chief Financial Officer

d·local

CEO Message



Key takeaways

d.

Broad-based, sustained growth, with significant opportunities ahead

- → TPV reached nearly **$18B**, **+92% YoY**, marking the **7th consecutive quarter of 50%+ YoY** growth and continued acceleration over the last 5 quarters
- → Growth remained **broad-based** across verticals, geographies, products and flows
- → Revenue reached **$400M** (**+56% YoY**); Gross Profit totaled **$127M** (**+29% YoY**)
- → Operating profit / Gross profit at **50%**, up **6 p.p.** vs 1Q26, with further operating leverage gains expected in 2H
- → Net income reached **$55M**, with diluted EPS **increasing to $0.18** from $0.14 in 1Q26
- → Adj FCF to Net Income conversion at **125%**

Guidance update reflects strong execution and continued discipline

- → We are raising 2026 **TPV guidance to 60%-70% YoY** growth and **gross profit guidance to 25%-30% YoY** growth
- → We are **maintaining operating profit guidance of 27.5%-32.5% YoY** growth, including the impact of the non-recurring OPEX items
- → Unchanged operating profit guidance **implies stronger 2H26 operating leverage** as 2H25 investments annualize, supported by stable expense base, automation and corrective actions

dLocal added to US small-cap Russell 2000® Index[1]

[1] The Company was added as a member of the US small-cap Russell 2000® Index, effective when the US market opens on June 29 as part of the 2026 Russell indexes reconstitution. More information available at https://dlocal.gcs-web.com/news-releases/news-release-details/dlocal-added-membership-us-small-cap-russell-2000r-index

Sustained TPV momentum, with accelerating growth and diversified vertical exposure



TPV $ billion, YoY growth
70%
80%
69%
55%
49%
38%
41%
51%
53%
53%
59%
70%
73%
92%
3.6
4.4
4.6
5.1
5.3
6.0
6.5
7.7
8.1
9.2
10.4
13.1
14.1
17.7
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26

Consistent acceleration

7 consecutive quarters of **50%+** YoY growth and accelerating for **5** straight quarters

Broad-based vertical contribution

Growth is diversified across verticals, led by **ride-hailing**, **travel**, and **on-demand delivery**, supporting a more durable growth profile

Our platform is a key enabler of merchants' growth in Emerging Markets

d.

One platform, made simple	One integration removes the complexity of fragmented local payment infrastructure.	1 API. 1 contract. 1 platform.
Emerging Markets DNA	Purpose-built for Emerging Markets, with local expertise embedded across our infrastructure.	60+ markets[1]. EM expertise, with local presence across our footprint.
Unmatched coverage & performance	Scalable access to local payment methods and schemes drives a more localized checkout and higher conversion.	1,000+ payment methods +6 APMs per market Up to 20 p.p. uplift[2] through local card processing.
Regulated & trusted	As regulatory complexity rises, dLocal makes compliance simpler and growth more scalable.	40 licenses/ registrations[5] + 9 regulatory authorisations across 26 markets, with 19 active applications.

Trusted by 760+ global merchants[3]

4 of the 5 largest ride-hailing players[4]

Uber DiDi inDrive

5 of the 10 largest e-commerce platforms[4]

amazon SHEIN TEMU

Top 5 leading video streaming platforms[4]

Google NETFLIX prime video

7 of 10 largest remittance companies[4]

Western Union ria MoneyGram

Other leading global companies

Meta SPACEX Microsoft

+ now serving AI and digital exchanges

[1] We include a country within the scope of our payment processing markets when we have processed payments in such country at any point during the preceding 365-day period, whether directly or indirectly, through a local dLocal entity or a local partner. We remove a country from the scope of our payment processing markets when no payment volume has been recorded in such country for a period of 365 or more consecutive days. [2] Internal data. Based on internal tests and merchant use cases in specific emerging markets, comparing dLocal local processing vs. international-only acquiring. Results may vary by merchant, market, and payment flow. [3] Number of merchants that processed with dLocal during the period. [4] Considers global players operating across multiple countries and with an active presence in emerging markets. [5] Licenses and/or registrations related to financial services.

We continue to deepen our relationships with merchants, with significant opportunities ahead


TPV bridge $ billion
TPV retention rate:
180% in 1H26 | 188% in 2Q26
17.3
10.2
2.8
1.0
0.5
-0.1
31.7
1H25 TPV
Existing Merchants in current markets with current payment methods
Existing Merchants in new markets
Existing Merchants with new payment methods and products
New merchants
Merchant not processing in the period
1H26 TPV

We are still only **scratching the surface** of the EM digital payments world


2025 TAM[1]: $2.1tn
DLO: ~3% of market share[2]
2030 TAM[1]: $4.2tn
Current merchants
DLO SoW[3]:
~low teens
(+2 p.p. YoY)

[1] Statista Market Insights, April 2025. Data was converted from local currencies using average exchange rates of the respective year. Total addressable market considers Digital Commerce and Inward Remittances markets. Current Merchants wallet size is an internal estimate based on merchant's financial data, Statista Market Insights, and industry reports. [2] Market share calculated based on annualized TPV, using 1H26 TPV multiplied by 2. [3] This analysis covers 90% of dLocal's TPV. dLocal's share of wallet is defined as the amount processed by dLocal for an existing customer, over their total processed volume in dLocal's addressable markets.

Our product and tech investments continue to broaden our platform, enhance efficiency and unlock new revenue streams

d.

Coverage & Performance

Expanding our local payment reach

Added **7** new APMs, bringing our total offering to **217** APMs across **39** markets. Additions include Domiciliación QR in Bolivia and OVO Recurring in Indonesia.

Improving conversion through our optimization suite

Network tokenization reached **~36%** of card transactions, supporting higher approval rates.

Together with Smart Routing, Smart Retry and Smart 3DS, our optimization suite can deliver **up to ~10 p.p.** of conversion uplift[1] for localized payments.

[1] Internal data. Based on internal tests and merchant use cases in specific emerging markets.

AI & Automation

Development capacity

dCoder, our proprietary agentic solution, now writes **~60%** of code autonomously. Combined with AI assistants used across engineering, it is helping nearly **double monthly deployments** YoY and **halve lead time**, with every line reviewed and approved by our engineers.

Automation agenda

Since Jan 2025, AI-driven initiatives delivered monthly hours savings equivalent to **~10%** of internal headcount, automating high-volume workflows across compliance, fraud monitoring and treasury.

Value-added services

dMore

Our Merchant of Record solution, with dLocal acting as the authorized reseller on the merchant's behalf. dMore manages **taxes**, **invoicing** and **compliance**, while local co-marketing partnerships help merchants acquire customers.

BNPL Fuse

Our orchestration layer now connects merchants to **10** consumer credit providers across **8** markets.

New integrations with Mobicred, Addi, Tamara and DiDi Paga Después broaden access to localized financing options.

d·local

Financial Highlights



Sustained growth momentum supports another strong quarter, with operating leverage and Adj. FCF conversion improving QoQ

d·

TPV

US$17.7B

▲+92% YoY ▲+26% QoQ
▲+80% YoY CC[1]

Record TPV, marking the 7th consecutive quarter of 50%+ YoY growth and with 5 consecutive quarters of TPV growth accelerating QoQ.

Revenue

US$400M

▲+56% YoY ▲+19% QoQ
▲+50% YoY CC[1]

QoQ increase driven by volume growth.

Gross profit

US$127M

▲+29% YoY ▲+7% QoQ
▲+23% YoY CC[1]

QoQ growth driven by Brazil and Argentina.

Operating Profit (OP)

US$64M

▲+15% YoY ▲+22% QoQ

Operating leverage starting to materialize, with further improvement expected in H2.

Operating Profit / Gross Profit Ratio: 50% (+6 p.p. QoQ)

Net income (NI)

US$55M

▲+28% YoY ▲+31% QoQ

QoQ growth driven by higher operational profit and lower tax expenses.

Diluted EPS: $0.18 (vs. $0.14 in 1Q26)

Adjusted Free cash flow (Adj. FCF)[2]

US$69M

▲+41% YoY ▲+368% QoQ

Adj. FCF normalized by temporary working capital effects from 1Q26. Adj. FCF to NI conversion ratio at 125% in 2Q26 and 86% in 1H26.

Note: [1] Constant currency growth. Please refer to the appendix titled "Reconciliation of TPV, Revenue and Gross profit constant currency measures to reported results" for the corresponding reconciliation. [2] See detailed methodology for the metrics and related ratios in the appendix to this document.

TPV sustained over 50%+ YoY growth for a 7th consecutive quarter, supported by broad-based expansion across verticals

d·


TPV $ billions, YoY growth
53%
59%
70%
73%
92%
9.2
10.4
13.1
14.1
17.7
2Q25
3Q25
4Q25
1Q26
2Q26


TPV mix in 2Q26 % of TPV
By type of flow:
Cross-border
39%
-6 p.p. vs 1Q26
Local-to-local
61%
+6 p.p. vs 1Q26
By type of product:
Pay ins
76%
+4 p.p. vs 1Q26
Pay outs
24%
-4 p.p. vs 1Q26


QoQ TPV growth by vertical %
YoY growth
Ride-hailing
108%
Travel
53%
On-demand delivery
37%
Remittances
18%
E-commerce
16%
Saas
10%
Advertising
10%
Other[1]
7%
Streaming
4%
Financial services
-2%

Note: [1] Other includes e-learning, gaming and other verticals.

Record gross profit driven by strong performance in Brazil and Argentina

d·


Gross profit $ millions
Africa & Asia (A&A)
Latin America
+29%
99
103
116
119
127
25
22
29
34
25
74
82
86
85
102
2Q25
3Q25
4Q25
1Q26
2Q26

Gross Profit performance by market $ millions

Market	Gross Profit QoQ	Commentary
Brazil	40M | +12.2M vs LQ ▲+44% QoQ | ▲+64% YoY	→ Record TPV and gross profit, driven by ride-hailing and travel ramp-up and sustained e-commerce growth, after seasonally weaker 1Q.
Argentina	20M | +4.2M vs LQ ▲+27% QoQ | ▲+40% YoY	→ Record TPV and gross profit, driven by broad merchant growth (e-commerce, ride-hailing, on-demand delivery) and lower advancement costs.
Other LatAm	31M | +1.7M vs LQ ▲+6% QoQ | ▲+32% YoY	→ Underlying growth across most markets partially offset by softer Chile (travel seasonality).
México	12M | -0.5M vs LQ ▼-4% QoQ | ▲+0% YoY	→ Large Tier 0 merchants hitting higher volume pricing tier along with cost pressure. Underlying volume and revenue growth (64% YoY) remain solid.
Africa and Asia[1]	25M | -9.0M vs LQ ▼-27% QoQ | ▼-1% YoY	→ Lower contribution from higher FX spread markets (Mozambique and Vietnam) and one-off cost increase in Nigeria.

Note: [1] As of 1Q26, Egypt is no longer disclosed as a separate region, as it represented less than 10% of total revenues over the preceding twelve months (5% in FY2025). For reference, Egypt's gross profit accounted for less than 6% of total in 2Q26.

Operating leverage is beginning to kick in, with stronger improvement expected in 2H26

d·

Operating profit evolution

$ millions



+15%
56
56
63
53
64
2Q25
3Q25
4Q25
1Q26
2Q26
Operating Profit / Gross Profit
56%
54%
54%
44%
50%
48%
excluding
tax adjustment

Gross profit per employee

$ thousand



85
85
91
91
98
2Q25
3Q25
4Q25
1Q26
2Q26
Employees
1,157
1,212
1,272
1,299
1,303
+13%

Net Income +28% YoY, with EPS growth supported by share buyback, and Adj. FCF to Net income at 125%

d·

Net income evolution

$ millions



+28%
43
52
56
42
55
2Q25
3Q25
4Q25
1Q26
2Q26
Diluted EPS[1]
0.14
0.17
0.18
0.14
0.18
0.17
excluding 2023-2025 tax adjustment

Adjusted free cash flow (Adj. FCF)[2]

$ millions



+41%
48
38
65
15
69
2Q25
3Q25
4Q25
1Q26
2Q26
Adj. FCF / Net income
125%

Note: [1]Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. [2] See detailed methodology for the metrics and related ratios in the appendix to this document.

2026 guidance update

d·

		Expectation based on 2026 original guidance					
Metric	2026 Guidance	Below lower	Lower	Mid	Upper	Above upper	New range
TPV	50% - 60% YoY						60% - 70% YoY
Gross profit	22.5% - 27.5% YoY						25% - 30% YoY
Operating profit	27.5% - 32.5% YoY				*Operating profit exc. prior-year tax adjustment*		Unchanged 27.5% - 32.5% YoY

Relevant trends

- → Continued strong TPV growth across multiple verticals and geographies, with large merchants having accelerated ramp up;
- → Slight sequential increase in Opex mainly due to higher average salaries; headcount was almost flat QoQ and reached its peak for the year;
- → Further operating leverage is expected in H2, driven by deployment of multiple automation projects we have invested in and the end of our World Cup related marketing efforts;
- → Guidance reflects reported figures and does not adjust for prior-year tax effects, and actual FX impacts vs forecast.

Key risks

Consider the following in connection with our guidance: emerging markets remain volatile, reflecting the evolving global macroeconomic, currency and trade landscape and its potential impact on these economies. Our key exposures include the evolving Brazilian tax environment, Argentine FX, tariff sensitivity (particularly in Mexico and Brazil), electoral uncertainty across the region, and broader FX risk across our emerging market footprint.

d·local

Q&A



Nasdaq Congratulates
dLocal Ltd.
Named to the
CNBC Top Fintech Companies 2026
in the Payments Category
d·local
DLO NasdaqListed
Nasdaq
BIG SKY INDUSTRIAL

d·local

Appendix



Adjusted Free Cash Flow reconciliation (cont.)

d.

$ in millions	2Q25	3Q25	4Q25	1Q26	2Q26
Net cash (used in) / generated from operating activities	124	95	100	93	141
Changes in working capital (merchant)[1]	(68)	(48)	(24)	(68)	(62)
Capital expenditures[2]	(8)	(9)	(11)	(10)	(10)
Adjusted Free Cash Flow	**48**	**38**	**65**	**15**	**69**
Net income	**43**	**52**	**56**	**42**	**55**
Adj FCF Conversion to Net Income	*113%*	*73%*	*117%*	*35%*	*125%*

Before the date of this release, and following the Board of Directors' approval of the Company's financial statements for the second quarter of 2026, ended June 30, 2026, on August 12, 2026 we entered into a credit agreement with certain of our subsidiaries as initial guarantors and the lenders party thereto, providing for a U.S.$150.0 million senior unsecured credit facility. The facility matures on August 14, 2029, and is repayable in 11 equal, quarterly installments of US$13.6 million each, plus interest, commencing six months following the borrowing date, as specified in the Credit Agreement. Interest accrues at Term SOFR (Secured Overnight Financing Rate) plus 2.00% per annum. The proceeds of the facility are intended to be used for general corporate purposes.

Note: We calculate "Adjusted Free Cash Flow" as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 17 to our consolidated financial statements for the period ended June 30, 2026), plus (ii) changes in Trade payables (disclosed in Note 20 to our consolidated financial statements for the period ended June 30, 2026), plus (iii) changes in Other tax liabilities (disclosed in note 21 to our consolidated financial statements for the period ended June 30, 2026). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets. Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

Adjusted Free Cash Flow reconciliation (cont. 2)

d·

Working Capital (Corporate) reconciliation

$ in millions	2Q25	3Q25	4Q25	1Q26	2Q26
Decrease / (Increase) in Trade and Other Receivables	(13)	(91)	(8)	(170)	(410)
Decrease / (Increase) in Other assets	1	1	(1)	(14)	(4)
Increase / (Decrease) in Trade and Other Payables	77	126	38	205	496
Increase / (Decrease) in Tax Liabilities	(3)	(3)	(1)	10	(7)
Increase / (Decrease) in Provisions	0	(0)	0	0	0
Changes in working capital	**62**	**33**	**28**	**30**	**74**
Decrease / (Increase) in Trade receivables net	(9)	(67)	(14)	(124)	(440)
Increase / (Decrease) in Trade payables	77	114	38	191	503
Other Tax Liabilities	(1)	1	0	1	(1)
Changes in Working Capital (Merchant)	**68**	**48**	**24**	**68**	**62**
Changes in Working Capital (Corporate)	**(5)**	**(15)**	**4**	**(39)**	**12**

Note: We calculate "Adjusted Free Cash Flow" as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 17 to our consolidated financial statements for the period ended June 30, 2026), plus (ii) changes in Trade payables (disclosed in Note 20 to our consolidated financial statements for the period ended June 30, 2026), plus (iii) changes in Other tax liabilities (disclosed in note 21 to our consolidated financial statements for the period ended June 30, 2026). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets. Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

TPV breakdown

d·

by type of product[1]

In millions of US$	2Q25	3Q25	4Q25	1Q26	2Q26
Pay-ins	6,395	7,191	9,184	10,119	13,440
As % of total	*69%*	*69%*	*70%*	*72%*	*76%*
Pay-outs	2,816	3,200	3,923	3,935	4,254
As % of total	*31%*	*31%*	*30%*	*28%*	*24%*
Total TPV	**9,212**	**10,390**	**13,107**	**14,055**	**17,694**

by type of flow[2]

In millions of US$	2Q25	3Q25	4Q25	1Q26	2Q26
Cross-border	4,719	5,318	5,973	6,333	6,881
As % of total	*51%*	*51%*	*46%*	*45%*	*39%*
Local-to-Local	4,493	5,072	7,134	7,721	10,813
As % of total	*49%*	*49%*	*54%*	*55%*	*61%*
Total TPV	**9,212**	**10,390**	**13,107**	**14,055**	**17,694**

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers. [2]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Revenue breakdown by geography

In millions of US$	2Q25	3Q25	4Q25	1Q26	2Q26
Brazil	47.0	58.9	66.9	57.8	90.2
Argentina	31.6	41.4	59.8	61.2	68.9
Mexico	45.7	45.9	54.7	55.7	74.7
Other Latam	78.4	88.0	92.9	87.8	92.8
Latin America	**202.7**	**234.3**	**274.3**	**262.5**	**326.6**
Africa & Asia	**53.7**	**48.2**	**63.6**	**73.4**	**73.0**
Total Revenue	**256.5**	**282.5**	**337.9**	**335.9**	**399.7**

Note: Unaudited quarterly results. The Group derives its revenues from delivering services to international merchants (mainly in the United States, Europe, and China), enabling them to receive payments and facilitate payments in emerging markets. The Group has operations in more than 60 countries, where its merchant customers operate. The following table presents the Group's revenue by region based on the country in which the end users of our merchant customers executed their payments. This presentation does not imply that revenue is generated, sourced, or subject to taxation in the respective country. Revenue recognition is based on IFRS principles and reflects the contractual relationships between the Group, its merchants, and its operating companies. For financial reporting purposes, regions are disclosed separately only if payments from/to merchant customers in a given region represented at least 10% of Total Revenues during the preceding four quarters.

Gross profit breakdown by geography

In millions of US$	2Q25	3Q25	4Q25	1Q26	2Q26
Brazil	24.3	29.3	34.4	27.5	39.8
Argentina	14.1	11.8	8.3	15.5	19.7
Mexico	11.9	10.0	12.6	12.4	11.9
Other Latam	23.4	30.4	31.1	29.2	30.9
Latin America	**73.6**	**81.5**	**86.4**	**84.7**	**102.2**
Africa & Asia	**25.3**	**21.7**	**29.4**	**34.0**	**25.0**
Total Gross Profit	**98.9**	**103.2**	**115.8**	**118.7**	**127.2**

Note: Unaudited quarterly results

Revenue concentration and Net Revenue Retention rate



Top 10 merchant revenue[1] ($M) and concentration (%)
159
171
210
209
251
2Q25
3Q25
4Q25
1Q26
2Q26
62%
61%
62%
62%
63%
% Share of total revenue



Revenue composition ($M)
153% NRR[2]
256
135
8
400
2Q25 total revenue
Existing Merchants
New Merchants
2Q26 total revenue

Note: [1] Top 10 merchants may vary from period to period. [2] "NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months. New merchants are new customers onboarded in the last 12 months.

TPV, Revenue and Gross profit constant currency measures to reported results

d·

As reported

In millions of US$	2Q25	2Q26	*YoY Growth*
TPV	9,212	17,694	92%
Revenue	256	400	56%
Gross Profit	99	127	29%

Constant currency measures

In millions of US$	2Q25	2Q26	*YoY Growth*
TPV	9,212	16,562	80%
Revenue	256	385	50%
Gross Profit	99	122	23%

Note: Constant currency revenue is a non-IFRS financial measure. Constant currency measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. The constant currency measures are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Our calculation for constant currency may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of revenue for the period as presented in accordance with IFRS. As used by dLocal, constant currency measures were calculated as the aggregated value of current period TPV, revenue and gross profit multiplied by current period average FX rate divided by previous period average FX rate for each country we transacted during given period. Constant currency measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation.

Gross Profit per Employee

d·

In thousand of US$	2Q25	3Q25	4Q25	1Q26	2Q26
Gross Profit	98,885	103,189	115,803	118,684	127,150
FTE (Internal)	1,157	1,212	1,272	1,299	1,303
Gross profit per employee	*85*	*85*	*91*	*91*	*98*

Note: We calculate "Gross Profit per Employee" as gross profit for the period divided by total headcount as of the end of the period. Management uses Gross Profit per Employee as a supplemental measure that we believe is useful to investors to assess the productivity and efficiency of our workforce relative to the operations of other companies in our industry. Gross Profit per Employee is not a financial measure recognized under IFRS and does not purport to be an alternative to gross profit or any other measure of profitability recognized under IFRS. Our presentation of Gross Profit per Employee has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

Monetization bridge



118.7
32.6
1.4
-6.4
0.8
-5.8
1.2
-4.4
-4.1
-6.6
127.2
Higher share of local-to-local driven by ride-hailing & on-demand delivery verticals
Higher share of large ride-hailing / on-demand delivery merchant
Higher share of credit cards
Higher volume pricing tier from large ride-hailing / on-demand delivery merchant
Lower FX spreads in Vietnam
Volatility
1Q26
Volume Effect
Pay-ins vs Payouts mix
Cross-border vs Local-to-Local mix
Country mix
Merchant mix
Payment method mix
Processing spread
FX spread
Others
2Q26
NTR' variation
+0.8 bps
-3.6 bps
+0.4 bps
-3.3 bps
+0.7 bps
-2.5 bps
-2.3 bps
-2.6 bps

Note: Net take rate (NTR) is defined as Gross Profit divided by TPV. Cost of serving includes processing and expatriation costs. Other include hosting expenses, amortization of intangibles, salaries and wages, and hedging results

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